Uranium Participation Corporation



Atrium on Bay 595 Bay Street Suite 402 Toronto Ontario M5G 2C2
Tel 416 979 1991
Fax 416 979 5893
www.uraniumparticipation.com

November 3, 2006



VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Uranium Participation Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35023)

Ladies and Gentlemen:

The Company hereby submits for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

Press Releases dated August 29, 2006, August 31, 2006; September 14, 2006, September 20, 2006 and October 12, 2006

Short Form Prospectus dated September 6, 2006

Interim Report for the period ended August 31, 2006 dated October 4, 2006

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information which the Company has distributed to its security holders

Interim Report for the period ended August 31, 2006 dated October 4, 2006

dlw 11/7

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call the undersigned at (416) 979-1991 Ext: 366.

Very truly yours,

URANIUM PARTICIPATION CORPORATION



By: ______________________

Title: Corporate Secretary

Date: Nov 3, 06

Uranium Participation Corporation



INTERIM REPORT

AUGUST 31, 2006

These Financial Statements have not been subject to a review by the Company's Auditors

Interim Report
August 31, 2006


Uranium
Participation
Corporation

www.uraniumparticipation.com

To Our Shareholders,

During the six month period ending August 31, 2006, the investment portfolio of Uranium Participation Corporation has increased in size and diversity. During the period, your company purchased an additional 400,000 pounds of uranium oxide in concentrates (U_3O_8) at an average purchase price of CDN$47.05 per pound, bringing its total holdings to 4,200,000 pounds U_3O_8 as at August 31, 2006. Early in the period, shareholders approved expansion of the Corporation's investment policy to include investment in uranium hexafluoride (UF_6) and the lending of uranium to third parties. Since then, your company acquired 300,000 KgU as UF_6 at an average cost of CDN$136.65 per KgU. Subsequent to the period, the Corporation has agreed to purchase an additional 650,000 KgU as UF_6 at an average cost of US$143.64 per KgU. We have not entered into a lending transaction to date.

Net asset value at August 31, 2006 was $237,396,000 or $6.94 per share ($6.86 per share fully diluted). Revenue for the period was $45,437,000, consisting of $45,256,000 unrealized gain in the value of uranium investments and $181,000 in interest earned on invested cash. Expenses for the period totaled $13,349,000 which included an $11,609,000 provision for income taxes. Expenses also included $615,000 foreign exchange loss due to the decline in the value of U.S currency acquired and held for purchases of U_3O_8. The increase in net assets, after tax, was $32,088,000. This compares to revenue of $2,668,000 for the period from commencement of operations on May 10, 2005 to August 31, 2005. Expenses in the 2005 period totaled $2,257,000 including a provision for income taxes of $238,000 and a loss on foreign exchange of $1,627,000. Increase in net assets for the 2005 period was $411,000.

The market prices for both U_3O_8 and UF_6 continued to increase at an impressive rate during the six months ended August 31, 2006. The spot price for U_3O_8 has increased from US$38.50 per pound at the end of February 2006 to US$48.50 per pound at August 31, 2006. As of the date of this letter, the quoted spot price for U_3O_8 was US$55.75. This translates into an increase of 45% since the start of this fiscal year. Prices for KgU as UF_6 have climbed similarly. At the end of February 2006, the market price per KgU as UF_6 was quoted at US$110.00. At August 31, 2006, the quoted market price per KgU as UF_6 had increased to US$139.00. On October 4, 2006, the quoted price had increased again to US$152.00 per KgU as UF_6, for an increase of 38% since the end of February.

Interest in your company by the investment community remains positive. Since inception to August 31, 2006, we have raised gross proceeds from equity financings of $216,251,000 at progressively higher prices and, as at August 31, 2006, we had invested $199,384,000 of those funds (or 92.2%) into its portfolio of uranium investments. An additional equity financing of $100,000,000 closed in September 2006. Shareholder returns for the period have been excellent with returns of 24% for the six month period to August 31, 2006.

E. Peter Farmer
President

October 4, 2006

Uranium Participation Corporation
Interim Management Report of Fund Performance
August 31, 2006

DISCLOSURE

This interim management report of fund performance contains financial highlights but does not contain the complete interim financial statements of Uranium Participation Corporation ("Uranium Corp"). This report should be read in conjunction with the interim financial statements of Uranium Corp as at and for the interim period ended August 31, 2006. You can get a copy of the interim or annual financial statements at your request, and at no cost, by calling 416-979-1991, by writing to us at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2, or by visiting our website at www.uraniumparticipation.com or SEDAR at www.sedar.com.

Uranium Corp holds physical commodities and not equity security investments. As a result, Uranium Corp does not have an investment proxy voting disclosure record, nor does it have proxy voting policies and procedures.

This interim management report of fund performance is current as of October 4, 2006. All amounts are in Canadian dollars unless otherwise indicated.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This interim management report of fund performance contains certain forward looking statements and forward looking information that are based on the company's current internal expectations, estimates, assumptions and beliefs. Forward looking statements generally can be identified by the use of forward looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward looking statements involve numerous assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Corp, may cause actual results to differ materially from the expectations expressed in the forward looking statement. For a list of the principal risks of an investment in Uranium Corp, please refer to the "RISK FACTORS" section of the Company's prospectus dated September 6, 2006.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward looking statements. Except where required under applicable securities legislation, Uranium Corp does not undertake to update any forward looking information.

RESULTS OF OPERATIONS

Uranium Corp's basic net asset value per share increased from $5.69 per share at February 28, 2006 to $6.94 per common share at August 31, 2006 representing a basic net asset value return of 22.0%. Over the comparable time period, Uranium Corp's benchmark, the S&P/TSX Composite Index, has increased by 3.3%.

Uranium Corp's net assets at August 31, 2006 were $257,396,000 representing a 47.1% increase from the net assets of $175,010,000 at February 28, 2006. Of the net asset value increase of $82,386,000 over the period, $50,298,000 is attributable to the after-tax net proceeds of additional equity issues while the remaining $32,088,000 is attributable to investment operation performance.

Equity Financing

In May, Uranium Corp issued an additional 6,272,790 common shares at $8.25 per share for gross proceeds of $51,751,000. As at August 31, 2006, Uranium Corp had 37,096,665 common shares and 4,926,125 warrants (the "2005 warrants") issued and outstanding with the 2005 warrants being exercisable into common shares at an exercise price of $6.25 per warrant.

Since inception, Uranium Corp has raised gross proceeds of $216,251,000 through common share and equity unit financings and invested $199,384,000 of those monies (or 92.2%) into its portfolio of uranium investments.

Investment Objectives and Strategy

On March 27, 2006, shareholders approved *three resolutions* which impact the investment performance of Uranium Corp going forward. First, the shareholders approved an amendment to Uranium Corp's by-laws to broaden its investment policy to permit it to invest in UF_6 in addition to U_3O_8. Second, the shareholders approved an amendment to Uranium Corp's by-laws to permit it to lend U_3O_8 and UF_6 to third parties. Finally, the shareholders approved an amendment to the management services agreement with Denison Mines Inc. (the "Manager") to allow for additional payments to be made in connection with the Manager's efforts in arranging significant financings, other significant transactions and the on-going monitoring of such other significant transactions. For details on the structure of the payments due to the Manager and those paid in the period, please refer to the "RELATED PARTY" section of this document.

Investment Portfolio

During the period, Uranium Corp increased its U_3O_8 holdings by 400,000 pounds raising its total holdings to 4,200,000 pounds at August 31, 2006. The total average cost of this investment is $158,388,000 or $37.71 per pound. The fair value of this investment at August 31, 2006 is $225,415,000 or $53.67 [1] per pound, representing an increase of 42.3%. On a U.S dollar basis, the fair value of this investment has increased by 52.8%.

During the period, Uranium Corp broadened its uranium investment portfolio by acquiring 300,000 KgU of UF_6. At August 31, 2006, the total average cost of this investment is $40,996,000 or $136.65 per KgU. The fair value of this investment at August 31, 2006 is $46,145,000 or $153.82 [1] per KgU, representing an increase of 12.6%. On a U.S dollar basis, the fair value of this investment has increased by 13.1%.

Investment Performance

Investment operation results of $32,088,000 for the six month period ending August 31, 2006 have been largely driven by unrealized gains on uranium investments of $45,256,000 net of tax provision movements of $11,609,000.

Unrealized gains on investments reflect continuing increases in U_3O_8 and UF_6 spot prices. As reported by the Ux Consulting Company, LLC ("UxCo"), spot prices for U_3O_8 have increased from US$38.50 per pound at February 2006 to US$48.50 per pound at August 2006 while spot prices for UF_6 have climbed from US$110.00 per KgU at February 2006 to US$139.00 per KgU at August 2006. Prices have continued to climb subsequent to this reporting date (refer to "RECENT DEVELOPMENTS" section below).

Tax provision movements reflect an effective tax rate of approximately 27% for the period compared to an effective tax rate of approximately 36% percent in the year earlier comparable period. Substantively enacted federal tax changes to the federal surtax, general corporate tax rate and the large corporations tax in addition to substantively enacted changes in the Alberta general income tax rate, have reduced Uranium Corp's effective future tax rate by approximately 5%. In addition, the resulting revaluation of Uranium Corp's future tax assets and liabilities using the substantively enacted lower tax rates of between 29% and 32% has resulted in a favourable impact on the in period effective tax rate.

(1) Reflects spot prices published by Ux Consulting Company, LLC on August 28, 2006 of US$48.50 per pound for U_30_8 and US$139.00 per KgU for UF_6 translated at a foreign exchange rate of 1.1066.

RECENT DEVELOPMENTS

As at August 31, 2006 Uranium Corp had agreed to purchase 500,000 KgU as UF_6, and, since then, has entered into a further commitment of 150,000 KgU as UF_6 for a total price of US$93,365,000 (excluding purchase commissions payable to the Manager) or US$143.64 per KgU. Deliveries of the UF_6 will occur in September and December 2006.

To fund the purchase commitments, Uranium Corp issued additional equity by way of a public offering and has entered into a credit agreement with the Manager to provide bridge financing of up to $15,000,000. On September 14, 2006, Uranium Corp closed an aggregate offering of 11,363,350 units (the "Units"). The units were sold at a price of $8.80 each for aggregate gross proceeds of $100,000,120. Each Unit consisted of one common share and one-quarter of a common share purchase warrant (the "2006 warrants"). Each whole 2006 warrant entitles the holder to acquire a common share for $12.00 at any time up to September 14, 2008.

Uranium Corp has entered into a credit agreement dated as of September 10, 2006 with the Manager for a $15,000,000 line of credit. The credit facility expires on May 10, 2007 and is fully secured by the uranium investments of Uranium Corp. Interest under the credit facility is based on Canadian bank prime plus 1%. Standby fees also apply at a rate of 1% of the committed facility amount. As at October 4, 2006, Uranium Corp has not drawn any amounts under the facility.

As reported by UxCo as at October 4, 2006, the spot price of U_3O_8 has risen to US$55.75 per pound from US$48.50 per pound on August 28, 2006 an increase of 14.9% while the spot price of UF_6 has risen to US$152.00 per KgU from US$139.00 per KgU on August 28, 2006, an increase of 9.3%.

RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc. (the "Manager"). Under the terms of the agreement, as amended, Uranium Corp pays the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); and e) an annual fee up to a maximum of

$200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative.

Uranium Corp was also a party to a temporary credit agreement with the Manager. Under the terms of the credit agreement, the Manager made available a line of credit to Uranium Corp in order to ensure adequate cash on hand to meet its purchase commitments. Interest on drawdowns under the facility was based on Canadian bank prime plus 2%. Standby fees also applied at a rate of 1% of the committed facility amount. In April 2006, Uranium Corp borrowed $10,000,000 under the facility. In May 2006, the borrowed amount was repaid and the facility was terminated on May 24, 2006.

The following transactions were incurred with related parties during the six month periods ending August 31, 2006 and 2005:

(in thousands of Canadian dollars)	August 2006	August 2005 (1)
Fees incurred with the Manager:		
Management fees	$ 375	$ 167
Shareholder Information and other compliance	30	-
General office and miscellaneous	8	5
Commissions on purchases of uranium (2)	884	1,321
Equity financing fees (3)	200	-
Interest and other debt related expenses		
Facility arrangement fees	100	-
Interest on loan payable	88	-
Standby fees on line of credit	22	-
Total fees incurred with related parties	$ 1,707	$ 1,493

(1) Period commenced with incorporation on March 15, 2005.
(2) Purchase commissions incurred with the Manager have been capitalized and are included in the cost of the investments in uranium.
(3) Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in value reported for common shares.

As at August 31, 2006, accounts payable and accrued liabilities includes $72,000 of amounts due to the Manager with respect to the fees indicated above.

PAST PERFORMANCE

The following tables show the past performance for the net asset value attributable to common shares ("net asset value return") and the past performance of the share price ("market value return") of Uranium Corp and will not necessarily indicate how Uranium Corp will perform in the future. Net asset return is the best representation of the performance of Uranium Corp while market value return is the best representation of the return to a shareholder of the Uranium Corp.

Year by Year Returns

The table below shows the annual performance, and the interim performance, in net asset value return and market value return of Uranium Corp for each period indicated. The table shows, in percentage terms, how much an investment held on the first day of each financial period would have increased or decreased by the last day of each financial period.

	August 2006 [2]	February 2006 [1]
Net asset value return - basic	22.0%	18.3%
Net asset value return - diluted	20.6%	18.3%
Market value return	24.0%	40.2%

[1] Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.
[2] For the six month period ended August 31, 2006.

Annual Compound Returns

The table below shows the annual compound return and interim compound return in net asset value return and market value return of Uranium Corp for each period indicated, compared with the TSX Composite Index calculated on the same compound basis.

	August 2006 [2]	February 2006 [1]
Net asset value return - basic	44.3%	18.3%
Net asset value return - diluted	42.6%	18.3%
Market value return	73.8%	40.2%
S&P / TSX Composite Index [3]	27.2%	23.1%

[1] Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.
[2] Period from completion of initial public offering on May 10, 2005 through to August 31, 2006.
[3] The S&P / TSX Composite Index is a market capitalization-weighted index that provides a broad measure of performance of the Canadian equity market.

SUMMARY OF INVESTMENT PORTFOLIO

Uranium Corp.'s investment portfolio consists of the following as at August 31, 2006:

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Average Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,200,000 lbs	$ 158,388	$ 225,415
Uranium hexafluoride ("UF_6")	300,000 KgU	$ 40,996	$ 46,145
		$ 199,384	$ 271,560
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 37.71	$ 53.67
- In United States dollars		$ 31.75	$ 48.50
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 136.65	$ 153.82
- In United States dollars		$ 122.85	$ 139.00

FINANCIAL HIGHLIGHTS

The following tables show selected key financial information about Uranium Corp and is intended to help you understand the Uranium Corp's financial performance for the last five reporting periods (if applicable). This information is derived from the corporation's unaudited interim and audited annual financial statements.

Net Asset Value per Share

	August 2006 [2]	February 2006 [1]
Net Asset Value per Share – Basic:		
Net asset value, beginning of period [3]	$ 5.69	$ 4.81
Increase (decrease) from operations [3]:		
Total revenue	$ 0.01	$ 0.03
Total expenses before taxes	$ (0.05)	$ (0.13)
Income tax provision	$ (0.34)	$ (0.38)
Realized gains (losses) for the period	$ -	$ -
Unrealized gains (losses) for the period	$ 1.31	$ 1.21
Total increase (decrease) from operations	$ 0.93	$ 0.73
Net asset value, end of period [3]	$ 6.94	$ 5.69
Net asset value per share – diluted:		
Net asset value, beginning of period [3]	$ 5.69	$ 4.81
Increase (decrease) from operations [3]:		
Total revenue	$ 0.01	$ 0.03
Total expenses before taxes	$ (0.05)	$ (0.13)
Income tax provision	$ (0.33)	$ (0.38)
Realized gains (losses) for the period	$ -	$ -
Unrealized gains (losses) for the period	$ 1.27	$ 1.21
Total increase (decrease) from operations	$ 0.90	$ 0.73
Net asset value, end of period [3]	$ 6.86	$ 5.69

(1) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(2) For the six month period ended August 31, 2006.

(3) Net asset values are based upon the actual number of common shares outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of common shares outstanding over the financial period.

Ratios and Supplemental Data

	August 2006 [2]	February 2006 [1]
Total net assets, end of the period (000's)	$257,396	$175,010
Number of common shares outstanding (000's)	37,097	30,751
Management expense ratio [3]		
Total expenses before taxes	0.79%	2.38%
Income tax provision	5.28%	7.26%
Portfolio turnover rate	Nil	Nil
Trading expense ratio [4]	0.40%	1.75%
Closing market price per common share on the TSX	$ 9.04	$ 7.29

(1) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(2) For the six month period ended August 31, 2006.

(3) The management expense ratio for total expenses represents total investment operation expenses for the period over the average net asset value of the fund for the period.

(4) Represents total commission expenses for the period over the average net asset value of the fund for the period. Warehousing and custodian costs have been included in the expense amount for the management expense ratio calculation.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF NET ASSETS
AS AT AUGUST 31, 2006 AND FEBRUARY 28, 2006 (Unaudited)

(in thousands of Canadian dollars, except per share amounts)	August 2006	February 2006
Assets		
Investments at market value	$ 271,560	$ 166,489
(at cost: August-$199,384; February-$139,569)		
Cash and cash equivalents	1,722	13,996
Sundry receivables and other assets	293	172
Income taxes receivable	276	-
Future income taxes (note 3)	4,946	4,131
	$ 278,797	$ 184,788
Liabilities		
Accounts payable and accrued liabilities	621	336
Income taxes payable	-	324
Future income taxes (note 3)	20,780	9,118
Net assets	$ 257,396	$ 175,010
Net assets represented by:		
Common shares (note 4)	$ 205,533	$ 155,183
Warrants (note 4)	3,547	3,599
Retained earnings	48,316	16,228
	$ 257,396	$ 175,010
Common shares:		
Issued and outstanding	37,096,665	30,751,325
Net asset value per common share		
Basic	$ 6.94	$ 5.69
Diluted	$ 6.86	$ 5.69

Commitments (note 6)

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDING AUGUST 31, 2006 AND 2005 (Unaudited)

(in thousands of Canadian dollars)	August 2006	August 2005 (1)
Income		
Interest	$ 181	$ 493
Unrealized gains on investments	45,256	2,175
	45,437	2,668
Operating expenses		
Management fees (note 5)	375	167
Storage fees	287	89
Audit fees	5	25
Directors fees	56	34
Legal and other professional fees	30	-
Shareholder information and other compliance	117	52
General office and miscellaneous	45	25
Interest and other debt related expenses	210	-
Foreign exchange loss	615	1,627
	1,740	2,019
Increase in net assets before taxes	43,697	649
Income tax provision (note 3)	11,609	238
Increase in net assets after taxes	$ 32,088	$ 411
Increase in net assets per common share (note 4)		
Basic	$ 0.93	$ 0.02
Diluted	$ 0.90	$ 0.02

(1) Period commenced with incorporation on March 15, 2005.

URANIUM PARTICIPATION CORPORATION
STATEMENT OF CHANGES IN NET ASSETS
FOR THE SIX MONTHS ENDING AUGUST 31, 2006 AND 2005 (Unaudited)

(in thousands of Canadian dollars)	August 2006	August 2005 (1)
Net assets at beginning of period	$175,010	$ –
Net proceeds from issue of units and shares, after tax	50,298	96,314
Increase in net assets after taxes	32,088	411
Net assets at end of period	$257,396	$ 96,725

(1) Period commenced with incorporation on March 15, 2005.

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDING AUGUST 31, 2006 AND 2005 (Unaudited)

(in thousands of Canadian dollars)	August 2006	August 2005 [1]
Operating Activities		
Increase in net assets after taxes	$ 32,088	$ 411
Adjustments for non-cash items:		
Unrealized gains on investments	(45,256)	(2,175)
Future income tax provision	11,785	200
Changes in non-cash working capital:		
Change in sundry receivables and other assets	(121)	(189)
Change in income taxes receivable	(276)	-
Change in accounts payable and accrued liabilities	285	419
Change in income taxes payable	(324)	38
Net cash used in operating activities	(1,819)	(1,296)
Investing Activities		
Purchases of uranium investments	(59,815)	(89,382)
Net cash used in investing activities	(59,815)	(89,382)
Financing Activities		
Share and warrant issues net of issue costs	49,360	94,241
Net cash generated by financing activities	49,360	94,241
Increase (decrease) in cash and cash equivalents	(12,274)	3,563
Cash and cash equivalents - beginning of period	13,996	-
Cash and cash equivalents - end of period	$ 1,722	$ 3,563

(1) Period commenced with incorporation on March 15, 2005.

URANIUM PARTICIPATION CORPORATION
STATEMENT OF INVESTMENT PORTFOLIO
AS AT AUGUST 31, 2006 (Unaudited)

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Average Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,200,000 lbs	$ 158,388	$ 225,415
Uranium hexafluoride ("UF_6")	300,000 KgU	$ 40,996	$ 46,145
		$ 199,384	$ 271,560
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 37.71	$ 53.67
- In United States dollars		$ 31.75	$ 48.50
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 136.65	$ 153.82
- In United States dollars		$ 122.85	$ 139.00

The accompanying notes are an integral part of these financial statements.

1. URANIUM PARTICIPATION CORPORATION

Uranium Participation Corporation ("Uranium Corp") was established under the Business Corporations Act (Ontario) ("OBCA") on March 15, 2005. Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Uranium Corp was created to invest substantially all of its assets in uranium oxide in concentrates ("U_3O_8") and uranium hexafloride ("UF_6") (collectively "uranium") with the primary investment objective of achieving appreciation in the value of its uranium holdings. Uranium Corp trades publicly on the Toronto Stock Exchange under the symbol U.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Uranium Corp and its wholly owned subsidiary, Uranium Participation Alberta Corp. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Interim financial statements do not include all information required by GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These unaudited interim financial statements and notes should be read in conjunction with the consolidated finanicial statements of Uranium Pariticipation Corporation for the year ended February 28, 2006.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Significant Accounting Policies

The accounting policies used in the preparation of these unaudited interim consolidated financial statements conform to those presented in Uranium Corp's February 28, 2006 audited consolidated financial statements.

Comparative Numbers

Certain classifications of the comparative figures have been changed to conform to those used in the current period.

3. INCOME TAXES

Unlike most investment funds, Uranium Corp does not qualify as a mutual fund trust and, accordingly, follows the general corporate income tax provisions of the Income Tax Act. Uranium Corp operates in two provincial jurisdictions and the related income is subject to varying rates of taxation. The following is a reconciliation of income taxes, calculated at the combined Canadian federal and Ontario provincial rate, to the income tax expense included in the consolidated statement of operations for the six month periods ending August 31, 2006 and 2005:

(in thousands of Canadian dollars)	August 2006	August 2005 (1)
Increase in net assets before income taxes	$ 43,697	$ 649
Combined federal and Ontario provincial income tax rate	36.12%	36.12%
Computed income tax expense	15,783	234
Large corporations tax in excess of surtax	(65)	38
Operating loss carry-back	(111)	-
Difference between combined federal and Ontario provincial income tax rate and rates applicable to subsidiaries in other provinces	(1,718)	(34)
Change in future tax rate / other	(2,280)	-
Provision for income taxes	$ 11,609	$ 238
Provision for (recovery of) income taxes comprised of:		
Current tax expense (recovery)	$ (176)	$ 38
Future tax expense	11,785	200
	$ 11,609	$ 238

(1) Period commenced with incorporation on March 15, 2005.

The components of the Company's future tax liability as at August 31, 2006 are as follows:

(in thousands of Canadian dollars)	August 2006
Future tax assets:	
Tax benefit of share issue costs	$ 2,549
Tax benefit of loss carryforwards	2,397
	$ 4,946
Less: valuation allowance	-
Future tax assets	$ 4,946
Future tax liabilities:	
Unrealized gain on investments	$ 20,931
Tax benefit of loss carryforwards	(151)
Future tax liabilities	$ 20,780

4. COMMON SHARES, WARRANTS AND INCREASE IN NET ASSETS PER SHARE

Common Shares

The movement in common shares for the six month period ending August 31, 2006 is as follows:

(in thousands of Canadian dollars)	August 2006
Common shares – beginning of period	$155,183
Shares issued pursuant to:	
Common share financings	
Gross proceeds on new issues	51,751
Less: Issue costs	(2,844)
Add: Tax effect of issue costs	938
Warrant exercises	
Gross proceeds	453
Add: Fair value transfer from warrants	52
Common shares – end of period	$205,533

The movement in the number of common shares for the six month period ending August 31, 2006 is as follows:

(in number of shares)	August 2006
Common shares – beginning of period	30,751,325
Shares issued pursuant to:	
New issues	6,272,790
Warrant exercises	72,550
Common shares – end of period	37,096,665

Common share financings

During May 2006, Uranium Corp issued 6,272,790 shares at $8.25 per share for total gross proceeds of $51,751,000.

Warrants

The movement in warrants for the six month period ending August 31, 2006 is as follows:

(in thousands of Canadian dollars)	August 2006
Warrants – beginning of period	$ 3,599
Warrants exercised during the period	
May 2005 equity unit financing	(52)
Warrants – end of period	$ 3,547

The movement in the number of warrants for for the six month period ending August 31, 2006 is as follows:

(in number of warrants)	August 2006
Warrants – beginning of period	4,998,675
Warrants exercised during the period	
May 2005 equity unit financing	(72,550)
Warrants – end of period	4,926,125

When the net asset value per common share of the fund exceeds $6.25, the warrants will have a dilutive impact. As at August 31, 2006, the warrants are dilutive to the net asset value of the fund.

Increase in Net Assets per Share

The calculation of the basic and fully diluted increase in net assets per common share is based on the following weighted average number of shares outstanding for the six month periods ending August 31, 2006 and 2005:

(in number of shares)	August 2006	August 2005 (1)
Weighted average number of shares outstanding:		
Basic	34,464,873	20,000,000
Add: Warrant Dilution	1,307,168	-
Fully diluted	35,772,041	20,000,000

(1) Period commenced with incorporation on March 15, 2005.

5. RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc. (the "Manager"). Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); and e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative.

During the period, Uranium Corp was also a party to a temporary credit agreement with the Manager. Under the terms of the credit agreement, the Manager made available a line of credit to Uranium Corp in order to ensure adequate cash on hand to meet its purchase commitments. Interest on drawdowns under the facility was based on Canadian bank prime plus 2%. Standby fees applied at a rate of 1% of the committed facility amount. In April 2006, Uranium Corp borrowed $10,000,000 under the facility. In May 2006, the borrowed amount was repaid and the facility was terminated on May 24, 2006.

The following transactions were incurred with related parties during the six month periods ending August 31, 2006 and 2005:

(in thousands of Canadian dollars)	August 2006	August 2005 [1]
Fees incurred with the Manager:		
Management fees	$ 375	$ 167
Shareholder Information and other compliance	30	-
General office and miscellaneous	8	5
Commissions on purchases of uranium [2]	884	1,321
Equity financing fees [3]	200	-
Interest and other debt related expenses		
Facility arrangement fees	100	-
Interest on loan payable	88	-
Standby fees on line of credit	22	-
Total fees incurred with related parties	$ 1,707	$ 1,493

(1) Period commenced with incorporation on March 15, 2005.
(2) Purchase commissions incurred with the Manager have been capitalized and are included in the cost of the investments in uranium.
(3) Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in value reported for common shares.

As at August 31, 2006, accounts payable and accrued liabilities includes $72,000 of amounts due to the Manager with respect to the fees indicated above.

6. COMMITMENTS

Uranium Corp has agreed to purchase, subject to certain conditions, 650,000 KgU of UF_6 with various deliveries occurring between September and December 2006. The total purchase commitment, excluding purchase commissions, and average purchase price amounts are shown below:

(in thousands of dollars, except average price amounts)	US $	$ Cdn [1]
Purchase commitments, excluding commissions:		
650,000 KgU of UF_6	$ 93,365	$103,318
	$ 93,365	$103,318
Average purchase prices, excluding commissions:		
Per KgU of UF_6	$ 143.64	$ 158.95

(1) The purchase commitment amounts have been translated to Canadian dollars using the August 31, 2006 noon foreign exchange rate of 1.1066.

7. SUBSEQUENT EVENTS

On September 14, 2006, Uranium Corp closed an aggregate offering of 11,363,650 units (the "Units"). The units were sold at a price of $8.80 per Unit for aggregate gross proceeds of $100,000,120. Each Unit consists of one common share and one-quarter of a common share warrant. Each whole common share purchase warrant entitles the holder to acquire a common share for $12.00 at any time during the 24 months following the closing. The proceeds from the offering will be used to fund a portion of the purchase commitments referred to in note 6.

On September 10, 2006 Uranium Corp entered into a credit agreement with the Manager for a $15,000,000 line of credit in order to ensure adequate cash on hand to meet its purchase commitments. The credit facility expires on May 10, 2007 and is fully secured by the uranium investments of Uranium Corp. Interest under the credit facility is based on Canadian bank prime plus 1%. Standby fees also apply at a rate of 1% of the committed facility amount. As at October 4, 2006, Uranium Corp has not drawn any amounts under the facility.

Managed by:



DENISONMINES

The Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2
www.denisonmines.com

Uranium Participation Corporation



RECEIVED
2006 NOV -6 P 3:12
CORPORATE FINANCE

Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U (Common Shares)
U.WT (Warrants)

Uranium Participation Corporation Files Preliminary Prospectus

TORONTO, August 29, 2006 -- Uranium Participation Corporation ("Uranium Participation Corp.") is pleased to announce that it has filed a preliminary prospectus to issue units ("Units") for gross proceeds of up to $90,000,000 (the "Offering"). Each Unit will consist of one common share and one-quarter common share purchase warrant of Uranium Participation Corp. Each whole warrant will entitle the holder to acquire one common share at a price of $12 for a period of 24 months from the date of issue.

Sprott Securities Inc., Dundee Securities Corporation and CIBC World Markets Inc. will be the co-managers of the underwriting syndicate for the "Offering. The syndicate also includes National Bank Financial Inc., Scotia Capital Inc., TD Securities Inc., Canaccord Adams and Raymond James Ltd. The underwriters will be granted an option to purchase an additional $10,000,000 of Units at the issue price to cover over-allotment for a period of 30 days from the date of closing. An underwriting agreement has not yet been entered into. The terms of the Offering (including the number of Units and the price) will be determined prior to the filing of a final prospectus.

The proceeds of the Offering will be used to fund a conditional commitment to acquire 500,000 KgU as uranium hexafluoride (UF_6), to fund future purchases of uranium and to fund the ongoing obligations of Uranium Participation Corp. Uranium Participation Corp. will invest at least 85% of the gross proceeds of the Offering in uranium.

Caution Regarding Forward-Looking Information

This press release contains certain forward-looking statements and forward-looking information that are based on Uranium Participation Corp.'s current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corp., may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. For a description of the principal risks of Uranium Participation Corp., see "Risk Factors" in Uranium Participation Corp.'s Annual Information Form dated April 19, 2006, a copy of which is available at www.sedar.com.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by

the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corp. does not undertake to update any forward-looking information statement.

About Uranium Participation Corporation

Uranium Participation Corp. is an investment holding company created to invest at least 85% of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) with the primary investment objective of achieving an appreciation in the value of its uranium holdings. The uranium holdings are physically stored in duly licensed facilities located in Canada, France and the United States. The strategy of Uranium Participation Corp. is to invest primarily in long-term holdings of U_3O_8 and UF_6 and not to actively speculate with regard to short-term changes in uranium prices.

Additional information about Uranium Participation Corp. is available on SEDAR at www.sedar.com and on Uranium Participation Corp.'s website at www.uraniumparticipation.com.

These securities have not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under that Act or unless an exemption from registration is available.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium
Participation
Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U (Common Shares)
U.WT (Warrants)

Uranium Participation Corporation - New Issue

Toronto, August 31, 2006 - Uranium Participation Corporation (the "Company or Uranium Participation Corp.") has today entered into an agreement with Sprott Securities Inc. on behalf of a syndicate of underwriters which consists of Sprott Securities Inc., Dundee Securities Corporation and CIBC World Markets Inc. as co-managers and National Bank Financial Inc., Scotia Capital Inc., TD Securities Inc., Canacord Capital Corporation and Raymond James Ltd. (the "Underwriters") pursuant to which the Underwriters have agreed to buy and sell to the public 10,227,272 Units of the Company at a price of $8.80 per Unit, representing an aggregate amount of issue of $90 million (the "Offering"). Closing is expected on or about September 19, 2006 and is subject to regulatory approval.

Each Unit will consist of one common share and one-quarter of one warrant. Each whole warrant will entitle the holder to acquire one common share of the Company at a price of $12.00 for a period of 24 months.

The Underwriters also have an option to purchase up to an additional $10 million of Units to cover over-allotment for a period of 30 days after the date of Closing.

The proceeds of the Offering will be used to fund a conditional commitment to acquire 500,000 KgU as uranium hexafluoride (UF6), to fund future purchases of uranium and to fund the ongoing obligations of Uranium Participation Corp. Uranium Participation Corp. will invest at least 85% of the gross proceeds of the Offering in uranium.

Caution Regarding Forward-Looking Information

This press release contains certain forward-looking statements and forward-looking information that are based on Uranium Participation Corp.'s current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corp., may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. For a description of the principal risks of Uranium Participation Corp., see "Risk Factors" in Uranium Participation Corp.'s Annual Information Form dated April 19, 2006, a copy of which is available at www.sedar.com.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by

the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corp. does not undertake to update any forward-looking information statement.

About Uranium Participation Corporation

Uranium Participation Corp. is an investment holding company created to invest at least 85% of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF6) with the primary investment objective of achieving an appreciation in the value of its uranium holdings. The uranium holdings are physically stored in duly licensed facilities located in Canada, France and the United States. The strategy of Uranium Participation Corp. is to invest primarily in long-term holdings of U_3O_8 and UF6 and not to actively speculate with regard to short-term changes in uranium prices.

Additional information about Uranium Participation Corp. is available on SEDAR at www.sedar.com and on Uranium Participation Corp.'s website at www.uraniumparticipation.com

- 30 -

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium
Participation
Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U (Common Shares)
U.WT.A (Warrants)

Uranium Participation Corporation - Closes Public Offering

TORONTO, September 14, 2006 -- Uranium Participation Corporation (the "Company") is pleased to announce the closing of an aggregate offering of 11,363,650 units (the "Units"). Each Unit consists of one common share and one-quarter of a common share warrant of the Company.

The syndicate of underwriters was led by Sprott Securities Inc., Dundee Securities Corporation and CIBC World Markets Inc. as co-managers and included National Bank Financial Inc., Scotia Capital Inc., TD Securities Inc., Canaccord Capital Corporation and Raymond James Ltd. (the "Underwriters")

Each whole common share purchase warrant entitles the holder to acquire a common share for $12.00 at any time during the 24 months following the closing. The Units were sold at a price of $8.80 per Unit for aggregate gross proceeds of $100,000,120. The Units sold under the offering included 1,136,378 Units issued as a result of the exercise of the over-allotment option by the Underwriters.

The proceeds of the offering will be used to fund a conditional commitment to acquire 500,000 KgU as uranium hexafluoride (UF_6), to fund future purchases of uranium and to fund the ongoing obligations of Uranium Participation Corp. Uranium Participation Corp. will invest at least 85% of the gross proceeds of the offering in uranium, which may include uranium oxide in concentrates ("U_3O_8") and UF_6.

These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

Caution Regarding Forward-Looking Information

This press release contains certain forward-looking statements and forward-looking information that are based on Uranium Participation Corporation's current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corporation, may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. For a description of the principal risks of Uranium Participation Corporation, see "Risk Factors" in Uranium Participation Corporation's Annual Information Form dated April 19, 2006, a copy of which is available at www.sedar.com.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corporation does not undertake to update any forward-looking information statement.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests in U_3O_8 and UF_6 with the primary investment objective of achieving appreciation in the value of its uranium holdings. The uranium holdings are physically stored in duly licenced facilities located in Canada, France and the United States. The strategy of the Company is to invest primarily in long-term holdings of U_3O_8 and UF_6 and not to actively speculate with regard to short-term changes in uranium prices.

Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

- 30 -

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231
James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation

Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT AUGUST 31, 2006

TORONTO, September 20, 2006 -- Uranium Participation Corporation ("Uranium Corp") reports its net asset value at August 31, 2006 was CDN$257,396,000 or CDN$6.94 per share. On a fully diluted basis, after assuming the full exercise of all outstanding warrants, net asset value per share was CDN$6.86. As at August 31, 2006, Uranium Corp's investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Average Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,200,000 lbs	$ 158,388	$ 225,415
Uranium hexafluoride ("UF_6")	300,000 KgU	$ 40,996	$ 46,145
		$ 199,384	$ 271,560
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 37.71	$ 53.67[1]
- In United States dollars		$ 31.75	$ 48.50
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 136.65	$ 153.82[1]
- In United States dollars		$ 122.85	$ 139.00

[1]Converted at the August 31, 2006 exchange rate of $1.1066.

As at August 31, 2006 Uranium Corp had agreed to purchase 500,000 KgU as UF_6 and, since then, has entered into a further commitment of 150,000 KgU as UF_6 for a total price of US$93,365,000. Deliveries of the UF_6 will occur in September and December 2006. Purchase commitments will be funded from the proceeds of Uranium Corp's public offering which closed on September 14, 2006 and a line of credit of up to $15,000,000 from Denison Mines Inc.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation

Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT SEPTEMBER 30, 2006

TORONTO, October 12, 2006 -- Uranium Participation Corporation ("Uranium Corp") reports its net asset value at September 30, 2006 was CDN$380,828,000 or CDN$7.86 per share. On a fully diluted basis, after assuming the full exercise of all outstanding in-the-money warrants, net asset value per share was CDN$7.71. As at September 30, 2006, Uranium Corp's investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Average Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,200,000 lbs	$ 158,388	$ 252,950
Uranium hexafluoride ("UF_6")	800,000 KgU	$ 121,115	$ 135,621
		$ 279,503	$ 388,571
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 37.71	$ 60.23[1]
- In United States dollars		$ 31.75	$ 54.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 151.39	$ 169.53[1]
- In United States dollars		$ 135.87	$ 152.00

[1]Converted at the September 30, 2006 exchange rate of $1.1153.

As at September 30, 2006 Uranium Corp had agreed to purchase 150,000 KgU as UF_6 for a total price of US$22,590.000. Delivery of the UF_6 will occur in December 2006. Purchase commitments will be funded from the proceeds of Uranium Corp's public offering closed on September 14, 2006 and a line of credit of up to $15,000,000 from Denison Mines Inc.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell these securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and, subject to certain exceptions, may not be offered, sold or otherwise disposed of, or delivered directly or indirectly in the United States of America or its territories or possessions or to "U.S. persons", as defined in Regulation S under the U.S. Securities Act, ("U.S. Persons") except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or under exemptions from those laws. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Uranium Participation Corporation at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2 (telephone 416.979.1991), and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of the issuer at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

SHORT FORM PROSPECTUS

New Issue — September 6, 2006



URANIUM PARTICIPATION CORPORATION

$90 million

10,227,272 UNITS

This short form prospectus is being filed to qualify the distribution (the "Offering") of 10,227,272 units (the "Units") at a price of $8.80 per Unit (the "Offering Price"). Each Unit is comprised of one common share (a "Common Share") of Uranium Participation Corporation ("Uranium Participation Corp." or the "Corporation") and one quarter of a share purchase warrant (each whole warrant, a "Warrant") for Common Shares. Each whole Warrant is exercisable for a period of 24 months at a price of $12.00 per Common Share (the "Exercise Price"). The Units will be issued and sold pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of August 31, 2006 between Uranium Participation Corp. and Sprott Securities Inc. ("Sprott"), Dundee Securities Corporation, CIBC World Markets Inc. National Bank Financial Inc., Scotia Capital Inc., TD Securities Inc., Canaccord Capital Corporation and Raymond James Ltd. (collectively, the "Underwriters"). The Offering Price has been determined by negotiation between the Corporation and the Underwriters.

Each whole Warrant entitles the holder thereof to acquire, subject to adjustment in certain circumstances, one Common Share (the "Warrant Shares") at a price of $12.00 per Common Share at any time on or prior to the close of business on the date that is 24 months from the closing of the Offering, after which time the Warrant will be null and void. See "Description of Securities Distributed - The Warrants".

The Units will be separable into Common Shares and Warrants immediately following the closing of the Offering. The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "U". On September 5, 2006, the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares on the TSX was $9.23.

There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants. See "Plan of Distribution." The TSX has granted conditional acceptance to list the Warrants. Listing of the Warrants will be subject to the Corporation fulfilling the listing requirements of the TSX.

Price: $8.80 per Unit

	Price to the Public	Underwriters' Fee[1]	Net Proceeds to the Corporation[2]
Per Unit	$8.80	$0.396	$8.404
Total[3]	$89,999,994	$4,050,000	$85,949,994

(1) In consideration for the services rendered by the Underwriters in connection with the Offering, the Corporation has agreed to pay the Underwriters a fee of $4,050,000, representing 4.5% of the gross proceeds of the Offering. See "Plan of Distribution".

(2) After deducting the Underwriters' fee, but before deducting expenses of the Offering, including the preparation and filing of this short form prospectus, which are estimated to be $400,000 plus $200,000 payable to the Manager and which will be paid from the proceeds of the Offering.

(3) The Corporation has granted the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the closing of the Offering (the "Closing Date"), to purchase 1,136,378 additional Units (the "Optioned Units"). Unless the context otherwise requires, references herein to "Offering" or "Units" assumes the exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total Price to the Public, Underwriters' Fee and Net Proceeds to the Corporation will be $100,000,120, $4,500,005 and $95,500,115, respectively. This short form prospectus qualifies the distribution of the Over-Allotment Option and any Optioned Units issuable upon the exercise of the Over-Allotment Option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", subject to the approval of certain legal matters on behalf of the Corporation by Heenan Blaikie LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Common Shares and Warrants will be available for delivery on the Closing Date, which is expected to take place on or about September 14, 2006 or such other date as may be agreed upon by the Corporation and the Underwriters but in any event not later than October 6, 2006. During the distribution of the Units, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Investing in the securities of the Corporation involves significant risks inherent in the Corporation's business. Investors should carefully consider the risks described under the heading "Risk Factors" in this short form prospectus.

TABLE OF CONTENTS

GENERAL MATTERS

In this short form prospectus, unless otherwise indicated or the context otherwise requires, the terms "Uranium Participation Corp.", the "Corporation", "we", "us", and "our" are used to refer to Uranium Participation Corporation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This short form prospectus (including the documents incorporated by reference herein) contains certain "forward-looking statements" and "forward-looking information" which may include, but is not limited to, statements with respect to the future financial or operating performances of the Corporation, and its subsidiary. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believes", or "continue" or variations (including negative variations) or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of the Corporation, may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. See "Risk Factors" for a further description of the principal risks to the Corporation.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, the Corporation does not undertake to update any forward-looking information or statement.

You should rely only on the information contained or incorporated by reference in this short form prospectus. Neither the Corporation nor the Underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the Corporation nor the Underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this document may only be accurate as of the date on the front cover of this short form prospectus.

CURRENCY PRESENTATION

All currency references in this short form prospectus are in Canadian dollars unless otherwise indicated. References to $ are to Canadian dollars and references to US$ are to United States currency. The noon rate of exchange reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars on September 5, 2006 was $1.00 = US$0.90 (US$1 = $1.11).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Uranium Participation Corporation at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2 (telephone 416.979.1991). These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed online at www.sedar.com. Information contained or featured on the Corporation's website shall not be deemed to be part of this short form prospectus. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of the issuer at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

The following documents, filed by the Corporation with the various securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a) the annual information form of the Corporation dated April 19, 2006 for the financial year ended February 28, 2006;

(b) the audited consolidated financial statements of the Corporation as at and for the financial year ended February 28, 2006, together with the auditors' report thereon and the notes thereto;

(c) the Corporation's Management's Report of Fund Performance dated April 20, 2006 for the financial year ended February 28, 2006;

(d) the management information circular of the Corporation dated February 24, 2006 prepared in connection with the special meeting of shareholders of the Corporation held on March 27, 2006;

(e) the management information circular of the Corporation dated April 21, 2006 prepared in connection with the annual general meeting of shareholders of the Corporation held on May 25, 2006;

(f) the Corporation's material change report dated May 30, 2006 relating to a prior public financing; and

(g) the Corporation's material change report dated September 5, 2006 relating to the Offering.

Any document of the type referred to above (excluding confidential material change reports) filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

ELIGIBILITY FOR INVESTMENT

Based on legislation in effect at the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations made under those statutes) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures and goals and, in certain cases, subject to the filing of such policies, standards, procedures or goals, the Common Shares and the Warrants, if issued on the date hereof, would not be precluded as investments under the following statutes:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Act (Ontario)
Loan and Trust Corporations Act (Ontario)

In the opinion of Heenan Blaikie LLP, counsel to the Corporation, and Borden Ladner Gervais LLP, counsel to the Underwriters, (i) provided that the Common Shares are listed on a prescribed stock exchange, which includes the TSX, the Common Shares, if issued on the date hereof, would be "qualified investments" under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (collectively "Plans"), and (ii) provided that the Common Shares are listed on a prescribed stock exchange, which includes the TSX and provided that Uranium Participation Corp. deals at arm's length with each person who is an annuitant, a beneficiary, an employer or a subscriber under a Plan, the Warrants, if issued on the date hereof, would be "qualified investments" under the Tax Act and the regulations thereunder for trusts governed by Plans.

THE CORPORATION

Uranium Participation Corp. was incorporated by Articles of Incorporation pursuant to the *Business Corporations Act* (Ontario) (the "OBCA") on March 15, 2005 and became a publicly listed company on the TSX on May 10, 2005. The registered and head office of Uranium Participation Corp. is located at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2. Uranium Participation Corp. has no employees. Denison Mines Inc. (the "Manager") provides the services of four officers to the Corporation, being the President, the Chief Financial Officer, the Vice-President Marketing and the Corporate Secretary under the terms of a Management Services Agreement dated March 30, 2005, as amended. Uranium Participation Corp. is an investment holding entity which invests at least 85% of the proceeds of any offering in uranium, with the primary investment objective of achieving appreciation in the value of its uranium holdings. Unless the context requires otherwise, references to "uranium" means uranium oxide in concentrates ("U_3O_8") and uranium hexafluoride ("UF_6").

Uranium Participation Alberta Corp. ("the Subsidiary") is a wholly-owned subsidiary of Uranium Participation Corp. It was incorporated under the *Business Corporations Act* (Alberta) on May 4, 2005. UPAC directly invests in, and holds, U_3O_8 and UF_6.

Uranium Participation Corp. may incorporate another subsidiary to make the investment in all or a portion of the uranium being financed by the proceeds of this Offering. See "Use of Proceeds".

The Corporation carries on its operations through its Subsidiary. Unless otherwise indicated or where the context otherwise requires, references to Uranium Participation Corp. or the Corporation include the Subsidiary.

The Corporation is a taxable Canadian corporation and is not a mutual fund corporation for purposes of the Tax Act. The Corporation is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at the rates ordinarily applicable to public corporations under the Tax Act. Currently the Corporation recognizes unrealized gains or losses on its investments in uranium and accrues future income taxes payable based on the unrealized gains. Realized gains or losses on the sale of uranium will be recognized for income tax purposes at the time realized and will be taxed as income or capital gains, as applicable.

RECENT DEVELOPMENTS

The net asset value per share of the Corporation at July 31, 2006 was $6.91 ($6.84 assuming the exercise of all outstanding warrants issued in May 2005 (the "2005 Warrants")) based on the spot price for U_30_8 at July 31, 2006 which was US$47.25 per pound and the spot price for UF_6 at July 31, 2006 which was US$135.00 per KgU and the Canadian/US dollar noon exchange rate at month end, which was $1.1309. Since inception to July 31, 2006, the Corporation has purchased and taken delivery of 4,200,000 pounds of U_30_8 and 300,000 KgU as UF_6 at a total cost of $199,384,000, including purchase commissions. Market value of the Corporation's investment in uranium based on the July 31, 2006 spot prices was $270,229,000.

On May 24, 2006, the Corporation completed a public offering of 6,272,790 common shares for gross proceeds of $51,750,517. The net proceeds were used to fund uranium purchase commitments and to repay amounts owing to Denison Mines Inc. in respect of a bridge financing provided to fund previous acquisitions of uranium.

The Corporation has entered into a conditional commitment to acquire 500,000 KgU as UF_6 at an average cost of US$141.55 per KgU (excluding commissions payable to the Manager). See "Use of Proceeds". Delivery of product is to be made in October *2006.*

Uranium Participation Corp. had a credit agreement with the Manager for a revolving *facility* of up to $25,000,000 that was terminated on May 24, 2006. The Corporation had drawn and repaid $10,000,000 under the facility.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Corporation's consolidated capitalization as at February 28, 2006, the date of the most recent consolidated financial statements filed by the Corporation, as at July 31, 2006, and as at July 31, 2006 after giving effect to the Offering. The table should be read in conjunction with the consolidated financial statements of the Corporation, including the notes thereto, and management's report on fund performance incorporated by reference in this short form prospectus.

	As at February 28, 2006 (dollars in thousands)	**As at July 31, 2006 (dollars in thousands)**	**As at July 31, 2006 After Giving Effect to the Offering[1] (dollars in thousands)**
	(audited)	(unaudited)	(unaudited)
Shareholders' Equity			
Common Shares (Authorized – unlimited)	$155,183 (30,751,325 shares)	$205,533 (37,096,665 shares)	$288,455 (47,323,937 shares)
2005 Warrants	$3,599 (4,998,675 warrants)	$3,547 (4,926,125 warrants)	$3,547 (4,926,125 warrants)
Warrants (offered pursuant to the Offering)[2]			$2,428 (2,556,818 warrants)
Retained Earnings	$16,228	$47,400	$47,400
Total Capitalization	$175,010	$256,480	$341,830

(1) After giving effect to the Offering (assuming no exercise of the Over-Allotment Option) but excluding the tax effect of the share issue costs.

(2) The Corporation will allocate $0.95 of the Offering Price to each Warrant. This allocation is not binding on the tax authorities.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Underwriters' fee and the expenses of the Offering (including expenses relating to the preparation and filing of this short form prospectus), are estimated to be approximately $85,349,994 assuming no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the net proceeds to the Corporation from the Offering, after deducting the Underwriters' fee and the expenses of the Offering, are estimated to be approximately $95,900,115.

The net proceeds of the Offering will be used by the Corporation to fund (i) the Corporation's purchase commitment referred to under "Recent Developments" (US$71,837,000, including commissions payable to the Manager of US$1,061,625), and (ii) as to the balance, to fund future purchases of uranium and fund ongoing obligations of the Corporation. At least 85% of the gross proceeds of any offering of securities by the Corporation must be invested *in*, or held for future purchases of uranium.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, on September 14, 2006, or on such other date as may be agreed upon by the Corporation and the Underwriters (the "Closing Date"), all but not less than all of the Units at the Offering Price, against delivery of certificates representing the Common Shares and the Warrants, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Offering Price was determined by negotiation between the Corporation and the Underwriters.

The Corporation has agreed to pay the Underwriters a fee of $0.396 per Unit for their services in connection with the distribution of the Units offered by this short form prospectus. The Corporation has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date, such Over-Allotment Option being exercisable to acquire the Optioned Units at the Offering Price. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Corporation will be $100,000,120, $4,500,005 and $95,500,115, respectively. The Corporation will pay to the Underwriters a fee of $0.396 per Optioned Unit. This short form prospectus qualifies the distribution of the Over-Allotment Option and any Optioned Units issued on exercise thereof.

None of the Units offered hereby, nor the underlying Common Shares, nor the Warrants, nor the Warrant Shares have been nor will be registered under the U.S. Securities Act or any state securities laws, and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. Persons except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriting Agreement provides that the Underwriters will offer and sell the Units to purchasers located outside the United States and to non-U.S. Persons only in compliance with Regulation S under the U.S. Securities Act. The Underwriting Agreement also permits the Underwriters, through an affiliate of one of the Underwriters, to offer the Units to purchasers located in the United States and to U.S. Persons that are institutional "accredited investors" that meet the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act to whom the Corporation will sell Units in transactions that are exempt from registration under the U.S. Securities Act and all applicable state securities laws. This short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Units in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Units offered hereby or the underlying Common Shares or Warrants or the Warrant Shares within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act unless such offer is made pursuant to an exemption under Rule 144A under the U.S. Securities Act.

The Units, the underlying Common Shares, the Warrants and the Warrant Shares will be restricted securities within the meaning of Rule 144(a)(3) of the U.S. Securities Act. Until such time as the same is no longer required under applicable requirements of the U.S. Securities Act, certificates representing any Common Shares, Warrants or Warrant Shares which are sold in the United States or to, or for the account or benefit of, a U.S. Person will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act or any applicable state securities laws and may only be offered or sold pursuant to certain exemptions from the registration requirements under the U.S. Securities Act and under applicable state securities laws.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Units, other than the Optioned Units, if any of the Units are purchased under the Underwriting Agreement.

The Corporation has applied to list the Common Shares, the Warrants and the Warrant Shares on the TSX. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX.

Pursuant to applicable rules and/or policy statements of the Ontario Securities Commission and certain regulatory authorities, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, provided that the bid or

purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the rules of applicable self-regulatory organizations relating to market stabilization and passive market-making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, the Underwriters may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed in favour of the Underwriters that, during the period ending 90 days after the Closing Date, it will not, except in certain circumstances, offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Common Shares or other securities of the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Corporation in connection with financing transactions without having obtained the prior written consent of Sprott, such consent not to be unreasonably withheld.

The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

DESCRIPTION OF SECURITIES DISTRIBUTED

The Units

The Offering consists of Units, with each Unit representing one Common Share and one quarter of a Warrant.

The Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares, of which 37,096,665 Common Shares were outstanding as of September 5, 2006. The Common Shares are without nominal or par value. Each of the Common Shares carries one vote at all meetings of shareholders, is entitled to dividends as and when declared by the directors and is entitled upon liquidation, dissolution or winding up of the Corporation to a *pro rata* share of the property and assets of the Corporation distributable to the holders of the Common Shares.

The Warrants

The Corporation has authorized the issuance of a maximum of 2,840,912 Warrants. The Warrants will be issued in registered form pursuant to, and will be governed by, the terms of a warrant indenture (the "Warrant Indenture") entered into between Uranium Participation Corp. and Computershare Trust Company of Canada, as warrant agent (the "Warrant Agent") to be dated as of the date of Closing. Each whole Warrant will entitle the holder thereof to purchase one Common Share, subject to adjustment in certain circumstances, at a price of $12.00 per Common Share at any time at or prior to the close of business on the date that is 24 months from the date of Closing at which time the Warrants will become null and void.

Uranium Participation Corp. will appoint the principal transfer office of the Warrant Agent in Toronto as the location at which the Warrants may be surrendered for exercise, transfer or exchange.

The exercise price and the number of the Common Shares issuable upon exercise of the Warrants will be subject to adjustment in certain circumstances as more fully described below. Pursuant to the terms of the Warrant Indenture, Uranium Participation Corp. will be entitled to purchase in the market, by private contract or otherwise, any or all of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The exercise price for the Warrants will be payable in Canadian dollars.

The Warrant Indenture will provide for adjustment in the number of the Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events, including:

(i) the issuance of Common Shares or securities exchangeable for, or convertible into, Common Shares to all or substantially all of the holders of Common Shares as a stock dividend or other distribution (other than a "dividend paid in the ordinary course", as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants or of the 2005 Warrants);

(ii) the subdivision, redivision or change of Common Shares into a greater number of shares;

(iii) the reduction, combination or consolidation of Common Shares into a lesser number of shares;

(iv) the issuance to all or substantially all of the holders of Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, for Common Shares on such record date; and

(v) the issuance or distribution to all or substantially all of the holders of Common Shares, of shares of any class other than Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares of evidences of indebtedness or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security if the following additional events occur: (i) reclassifications of the Common Shares; (ii) consolidations, amalgamations, plans of arrangement or mergers of Uranium Participation Corp. with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of Common Shares into other shares); or (iii) the transfer of any of Uranium Participation Corp.'s undertaking or assets as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share.

Uranium Participation Corp. will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, Uranium Participation Corp. will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fractional Common Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Any subscription for fractional Common Shares will be deemed to be a subscription for the next smallest whole number of Common Shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares or, if any are ever issued, Uranium Participation Corp.'s preferred shares, would have.

From time to time, Uranium Participation Corp. and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by "extraordinary resolution", which is defined in the Warrant Indenture as a resolution either:

(i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 10% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66 $^{2}/_{3}$% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution; or

(ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 $^{2}/_{3}$% of the aggregate number of all the then outstanding Warrants.

The Warrants may not be exercised, nor may Common Shares issuable upon exercise of the Warrants be offered or sold, in the U.S. unless sold by Uranium Participation Corp. to institutional "accredited investors" pursuant to Rule 506 of Regulation D of the U.S. Securities Act. See "Plan of Distribution".

The foregoing is a summary only of the terms of the Warrants and is qualified by the more detailed provisions of the Warrant Indenture.

RISK FACTORS

An investment in the Common Shares and Warrants is subject to a number of risk factors that should be considered by a prospective purchaser. In addition to information set out elsewhere in this short form prospectus (including the documents incorporated by reference herein), investors should carefully consider the following risk factors. Such risk factors could materially affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

There are a number of factors that could negatively affect Uranium Participation Corp.'s business and the value of Uranium Participation Corp.'s securities, including the factors listed below. The following information pertains to the outlook and conditions currently known to Uranium Participation Corp. that could have a material impact on the financial condition of Uranium Participation Corp. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Participation Corp. in the future. Uranium Participation Corp. is not a mutual fund and an investment in the Common Shares and Warrants is not redeemable.

Uranium Price Volatility from Demand and Supply Factors

Since almost all of Uranium Participation Corp.'s activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Participation Corp.'s control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and production costs in key uranium producing countries.

Since UF_6 is a different commodity than U_3O_8, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8 and for conversion services. As a result, the UF_6 price may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the UF_6 price may affect the net asset value of the Corporation, which in turn may affect the price of the Corporation's securities.

Set out in the table below is the spot price for U_3O_8 per pound, and the UF_6 price per KgU at December 31 for the four years ended December 31, 2005, as at February 28, 2006 and August 31, 2006[1].

	December 31				February 28	August 31
	2002	2003	2004	2005	2006	2006
U_3O_8	$10.20	$14.50	$20.70	$36.25	$38.50	$48.50
UF_6	$31.65[2]	$43.14[2]	$63.09[2]	$105.00	$110.00	$139.00

[1] As published by Ux Consulting Company, LLC ("UxCO") in US dollars.

[2] UF_6 prices for 2002, 2003 and 2004 were not published by UxCO. Amounts shown for those years are the UF_6 value, which is obtained by adding (i) the spot price for U_3O_8 which is then multiplied by 2.61285; and (ii) the spot conversion price of UF_6.

No Public Market for Uranium

There is no public market for the sale of uranium. Uranium Participation Corp. may not be able to acquire uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle may take several months to complete. In addition, as the supply of uranium is limited, with average spot market sales over the last eight years being only approximately 20 million pounds of U_3O_8 per year, Uranium Participation Corp. may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Participation Corp.

From time to time, the Corporation enters into commitments to purchase U_3O_8 or UF_6. Such commitments are generally subject to conditions in favour of the vendor and the Corporation, and there is no certainty that the purchases contemplated by such commitments will be completed.

Foreign Exchange Rates

Uranium Participation Corp. maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade, in Canadian currency. As the prices of uranium are quoted in U.S currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Participation Corp.'s control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Participation Corp.'s operations or on the trading value of its Common Shares, the Warrants and the 2005 Warrants.

Risks Associated with the Facilities

Under the Management Services Agreement, the Manager is required to arrange for all uranium to be stored at licensed uranium conversion and enrichment facilities (the "Facilities") and to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Participation Corp. will fully cover or absolve Uranium Participation Corp. in the event of loss or damage. Uranium Participation Corp. may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Participation Corp.

As the number of duly licensed Facilities is limited, there can be no assurance that arrangements that are commercially beneficial to Uranium Participation Corp. will be readily available. Failure to negotiate commercially

reasonable storage terms with the Facilities may have a material adverse effect on the financial condition of Uranium Participation Corp.

Lack of Operational Liquidity

The expenses of Uranium Participation Corp. are funded from cash on hand that is not otherwise invested in uranium. Once such cash available has been expended, Uranium Participation Corp. may either generate cash from either the lending or sale of uranium or the sale of additional equity securities, including the exercise of outstanding 2005 Warrants or the Warrants. There is no guarantee that Uranium Participation Corp. will be able to sell additional equity or equity related securities on terms acceptable to Uranium Participation Corp. in the future, that the 2005 Warrants or the Warrants will be exercised, that Uranium Participation Corp. will be able to sell uranium in a timely or profitable manner or that Uranium Participation Corp. will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Participation Corp.

Lack of Investment Liquidity

Uranium Participation Corp. is not a mutual fund and an investment in Common Shares and warrants is not redeemable. Uranium Participation Corp.'s liquidity relies principally on sales or lending by Uranium Participation Corp. of uranium. Accordingly, Uranium Participation Corp. may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell or loan a portion of its uranium holdings.

Since inception the Corporation has not declared any dividends and the Corporation has no current intention to declare any dividends.

Net Asset Value (the "NAV")

The NAV per Common Share reported by Uranium Participation Corp. is based on the spot prices of uranium published by UxCo. Accordingly, the NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Participation Corp.

The NAV is calculated by deducting the Corporation's liabilities from its assets as at the relevant period end. These liabilities include liabilities for future income taxes. Unlike most investment funds, the Corporation does not qualify as a mutual fund trust, and, accordingly, follows general income tax provisions of the Tax Act.

Market Price of Common Shares and Warrants

It appears that the market price of the Common Shares is based on the NAV of Uranium Participation Corp.'s assets. Uranium Participation Corp. cannot predict whether the Common Shares will, in the future, trade above, at or below the NAV of Uranium Participation Corp. or whether the market price for Uranium Participation Corp.'s outstanding warrants will be based solely on the market price for the Common Shares.

The market price of the Common Shares and any outstanding warrants may also be affected by the management expense ratio, which is calculated for each reporting period as the total investment operation expenses (including income tax provisions) for the period over the average net asset value of the Corporation.

Reliance on Board of Directors and Manager

Uranium Participation Corp. is a self-governing corporation that is governed by the Board appointed and elected by the holders of Common Shares. Uranium Participation Corp. will, therefore, be dependent on the services of its Board of Directors and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the initial term in accordance with the terms thereof. Uranium Participation Corp. may not be able to readily secure similar services as those to be provided under the Management Services Agreement and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Participation Corp. may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Participation Corp. have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Participation Corp. as they arise from time to time.

Uranium Lending

The Corporation may enter into uranium lending arrangements. It intends to ensure that adequate security is provided for any loaned uranium. However, there is a risk the borrower may not be able to return the uranium and may, in lieu, repay the equivalent value of borrowed uranium in cash. In such circumstances, given the limited supply of U_3O_8 and UF_6, the Corporation may not be able to replace the uranium loaned from its portfolio.

Regulatory Change

Uranium Participation Corp. may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Participation Corp.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Heenan Blaikie LLP, on behalf of the Corporation, and by Borden Ladner Gervais LLP, on behalf of the Underwriters. As at the date hereof, the partners and associates of Heenan Blaikie LLP, as a group, and the partners and associates of Borden Ladner Gervais LLP, as a group, own, directly or indirectly, less than 1% of the outstanding common shares of the Corporation.

No partner or associate, as applicable, of the aforementioned limited liability partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

PROMOTER

The Manager may be considered to be the promoter of the Corporation within the meaning of the securities regulations of certain provinces of Canada. The Manager will not receive any direct or indirect benefits as a result of the relationship with the Corporation other than those described under the headings "Management of Uranium Participation Corp." and "Interest of Management and Others in Material Transactions" in the Corporation's Annual

Information Form, which is incorporated herein by reference. The directors and officers of the Manager as a group, own, directly or indirectly, less than 1% of the outstanding common shares of the Manager.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, Ontario.

The transfer agent and registrar for the Common Shares and the Warrant Agent is Computershare Investor Services at its principal office in Toronto, Ontario.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CONSENT OF
PRICEWATERHOUSECOOPERS LLP

We have read the short form prospectus of Uranium Participation Corporation (the "Company") dated September 6, 2006 relating to the issue and sale of 10,227,272 Units consisting of Common Shares and Warrants of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated statement of net assets of the Company as at February 28, 2006 and the consolidated statements of operations, changes in net assets and cash flows for the period from March 15, 2005 to February 28, 2006. Our report relating to such financial statements is dated March 29, 2006 (except for Note 7, which is dated April 19, 2006).

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Ontario
September 6, 2006

CERTIFICATE OF THE CORPORATION AND THE PROMOTER

Dated: September 6, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purpose of the province of Québec, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information records, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) E. Peter Farmer
President
(as the chief executive officer)

(Signed) James R. Anderson
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Richard H. McCoy
Director

(Signed) Jeff Kennedy
Director

On behalf of the Promoter

(Signed) E. Peter Farmer
President & Chief Executive Officer

(Signed) James R. Anderson
Executive Vice President and Chief Financial Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: September 6, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purpose of the province of Québec, to our knowledge, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SPROTT SECURITIES INC.

By: (Signed) Peter Grosskopf

DUNDEE SECURITIES CORPORATION

By: (Signed) Kevin V. Campbell

CIBC WORLD MARKETS INC.

By: (Signed) Rick G. McCreary

NATIONAL BANK FINANCIAL INC.

By: (Signed) Gordon J. Bogden

SCOTIA CAPITAL INC.

By: (Signed) Jeffrey W. Richmond

TD SECURITIES INC.

By: (Signed) Ewan Mason

CANACCORD CAPITAL CORPORATION

By: (Signed) Ali Pejman

RAYMOND JAMES LTD.

By: (Signed) David Greifenberger